UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

9 May 2018

RELX PLC

(Translation of registrant’s name into English)

1-3 Strand

London

WC2N 5JR

(Address of principal executive office)

RELX NV

(Translation of registrant’s name into English)

Radarweg 29 1043 NX Amsterdam PO Box 470 1000 AL Amsterdam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐   Yes             ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELX PLC

Date: 05/09/2018	By:	/s/ A. McCulloch

	Name:	A. McCulloch
	Title:	Deputy Secretary

RELX NV

Date: 05/09/2018	By:	/s/ A. McCulloch

	Name:	A. McCulloch
	Title:	Authorised Signatory

EXHIBIT INDEX

Exhibit No	Description

99.1	Circular dated May 9, 2018 with respect to the proposed simplification of RELX Group through a cross-border merger of RELX PLC and RELX NV.